[Cravath, Swaine & Moore LLP Letterhead]

June 13, 2007

BioFuel Energy Corp. (the ‘‘Company’’)
Form S-1

Dear Ms. Lippmann:

I enclose herewith four clean and four marked copies of Amendment No. 9 to the Company’s registration statement on Form S-1 (File No. 333-139203) as filed with the Securities and Exchange Commission on June 13, 2007, in connection with the Company’s initial public offering.

Should you have any questions or concerns, or require any additional copies, please do not hesitate to contact me at the phone number above.

Very truly yours,
Chrystie Hale Perry

Ms. Brigitte Lippmann
    Division of Corporation Finance
        Securities and Exchange Commission
            100 F. Street, N.E.
                Mail Stop 7010
                    Washington, D.C. 20549

Encls.

FEDERAL EXPRESS